
November 9, 2023

Peng Jiang
Chief Executive Officer and Chief Financial Officer
Brilliant Acquisition Corp
99 Dan Ba Road, C-9, Putuo District
Shanghai, Peoples Republic of China

> **Re: Brilliant Acquisition Corp**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed November 6, 2023**
> **File No. 333-273401**

Dear Peng Jiang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4 Filed November 6, 2023

General

1. We note that you did not seek an updated fairness opinion because "the valuation analysis and the conclusion expressed in Benchmark's fairness opinion would not be impacted by the amendment and restatement of the Merger Agreement and the corresponding change in the Business Combination structure because the equity value of Nukkleus of $105,000,000 is even more beneficial to Brilliant and its shareholders than the initial pre-Merger consolidated equity value of $140,000,000." Revise to expand upon this reasoning, including the board's consideration of whether the lower valuation of Nukkleus materially affects any of the forecasts and assumptions underlying the valuation analysis and conclusion expressed in Benchmark's opinion. Also address how the change in valuation affected the board's recommendation that stockholders approve the transaction.

2. Please disclose whether ClearThink and Mr. Marshak resigned as a result of any disagreement with any of the merger-related parties regarding any aspect of the merger.

   Please contact Nasreen Mohammed at 202-551-3773 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Giovanni Caruso